Global Indemnity plc

Arthur Cox Building, Earlsfort Terrace

Dublin 2, Ireland

May 21, 2012

VIA EDGAR, FACSIMILE AND FEDERAL EXPRESS

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Global Indemnity plc
Schedule TO-I
Filed May 9, 2012
File No. 5-85996

Dear Ms. Chalk:

In response to the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 17, 2012 regarding the Schedule TO-I filed by Global Indemnity plc (the “Company”) on May 9, 2012, the Company hereby acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GLOBAL INDEMNITY PLC

By:	/s/ Thomas M. McGeehan
Name:	Thomas M. McGeehan
Title:	Chief Financial Officer